Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING CORPORATION
RESIGNATION OF DIRECTOR

Calgary, Alberta, Canada – June 13, 2011

Precision Drilling Corporation (“Precision”) announced the resignation of Mr. Trevor Turbidy as a Director of Precision, effective June 12, 2011.  Mr. Turbidy has advised the Board of Directors that he is resigning from the Board to pursue other business interests.   Mr. Turbidy has been a member of Precision’s Board of Directors since 2008.

“On behalf of Precision and the Board of Directors, I wish to thank Trevor for his many contributions as a Director of Precision.  We wish him the very best in his future endeavours.” said Robert Phillips, Chairman of Precision’s Board of Directors.

About Precision

Precision is a leading provider of safe and High Performance, High Value energy services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, water treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

David Wehlmann, Executive Vice President, Investor Relations

403.716.4575
403.716.4755 (FAX)

4200, 150 – 6th Avenue S.W.
Calgary, Alberta, Canada  T2P 3Y7
Website:  www.precisiondrilling.com